Aurora Cannabis Receives Competition Bureau Clearance for MedReleaf Acquisition

TSX:ACB      TSX:LEAF

EDMONTON and MARKHAM, ON, July 6, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and MedReleaf Corp. ("MedReleaf") (TSX: LEAF) today announced that the Canadian Competition Bureau has issued a no-action letter under the Competition Act (Canada) indicating that it does not intend to challenge the proposed arrangement (the "Arrangement") between Aurora and MedReleaf, whereby Aurora intends to acquire all of the issued and outstanding common shares of MedReleaf (the "Transaction").

The Arrangement remains subject to customary closing conditions, including approval by each of Aurora shareholders and MedReleaf shareholders at shareholder meetings scheduled to be held on July 18, 2018, and final court approval. Subject to satisfaction of these closing conditions, the Transaction is expected to close later in July, 2018.

The Arrangement has been unanimously recommended by the Aurora board of directors and the MedReleaf board of directors. Certain directors and officers of Aurora and MedReleaf have also entered into support agreements pursuant to which they have agreed to vote their shares in favour of the Arrangement. In addition, holders of approximately 56% of MedReleaf's issued and outstanding common shares have entered into irrevocable hard lock-ups to vote their shares in favour of the Arrangement.

YOUR VOTE IS IMPORTANT • PLEASE VOTE TODAY. Your vote is important regardless of the number of shares you own. Aurora shareholders and MedReleaf shareholders are encouraged to read their respective Circulars in detail.

Aurora shareholders who have questions regarding the Arrangement or who require assistance with voting may contact Aurora's strategic advisor and proxy solicitation agent, Laurel Hill Advisory Group at 1-877-452-7184 (toll free) or 416-304-0211 (collect) or by email at assistance@laurelhill.com.

MedReleaf shareholders who have questions regarding the Arrangement or who require assistance with voting may contact D.F. King, MedReleaf's proxy solicitation agent, by telephone toll free at 1-866-521-4425 (1-212-771-1133 by collect call) or by email at inquiries@dfking.com.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and operations across Canada and in Europe, Aurora is one of the world's largest cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility design and engineering, to cannabis breeding and genetics research, cannabis and hemp production, extraction and high value-add product development, home cultivation and wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis on a massive scale, with high flower quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved that level of certification.

In addition to its rapid organic growth and strategic M&A, which to date includes nine companies acquired, Aurora is distinguished by its reputation as a partner of choice in the cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website https://investor.auroramj.com.

About MedReleaf

Canada's most awarded licensed producer, MedReleaf is an R&D-driven company dedicated to innovation, operational excellence and the production of industry leading, top-quality cannabis. Sourced from around the world and carefully cultivated in one of two state-of-the-art ICH-GMP and ISO 9001 certified facilities in Ontario, with a third facility currently in development, a full range of premium MedReleaf products are delivered to the global medical market. We serve the therapeutic needs of patients seeking safe, consistent and effective medical cannabis and provide a compelling product offering for the adult-use recreational market.

For more information on MedReleaf, its products, research and how the company is helping patients #livefree, please visit MedReleaf.com or follow @medreleaf.

AURORA CANNABIS INC.	MEDRELEAF CORP.
Terry Booth	Neil Closner
CEO	CEO

Forward looking statements

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward looking statements in this news release include, but are not limited to, statements with respect to the timing for the completion of the Transaction and the satisfaction of closing conditions. There can be no assurance that the Transaction will be completed. Forward looking statements are based on certain assumptions. While Aurora and MedReleaf consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/06/c1862.html

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For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com; For MedReleaf: Darren Karasiuk, SVP & GM, Recreational, dkarasiuk@medreleaf.com, +1.855.473.5323, Dennis Fong, LodeRock Advisors, Investor Relations, investorrelations@medreleaf.com, +1.416.283.9930

CO: Aurora Cannabis Inc.

CNW 07:00e 06-JUL-18